Exhibit 99.1

For Immediate Release

NOVADAQ Reports Voting Results From Annual And

Special Meeting Of Shareholders

Toronto, Ontario – May 21, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ) (TSX:NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, announced today that at the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) that was held today, all six (6) nominees for the board of directors were elected, the voting results of which are as follows:

Director		Number of Shares	Percentage of Votes Cast (rounded)
Dr. Arun Menawat	Votes For:	39,661,713	99.93%
	Votes Withheld:	26,487	0.07%

Aaron Davidson	Votes For:	36,660,013	99.93%
	Votes Withheld:	28,187	0.07%

Anthony Griffiths	Votes For:	39,660,313	99.93%
	Votes Withheld:	27,887	0.07%

Harold O. Koch, Jr.	Votes For:	39,661,513	99.93%
	Votes Withheld:	26,687	0.07%

William A. Mackinnon	Votes For:	39,660,313	99.93%
	Votes Withheld:	27,887	0.07%

Thomas Wellner	Votes For:	39,661,513	99.93%
	Votes Withheld:	26,687	0.07%

Full details of the foregoing are contained in the Report of Voting Results for the Meeting which has been filed on SEDAR at www.sedar.com.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. NOVADAQ is also developing point-of-care imaging products based on novel technologies that it has acquired, including surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins, and the EasyLDI Perfusion Camera, which is expected to be optimal for screening and pre-diagnostic uses in multiple settings including doctor’s offices where patients are assessed for wounds, burns and limb ischemia. NOVADAQ’s unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

1-905-629-3822 ext: 218

dmartin@novadaq.com